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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Two Country View Road, Suite 130
                                (No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evan Smallwood   (610) 225-6035
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
                    (Name – if individual, state last, first, middle name)

331 Newman Springs Road	Red Bank	NJ	07701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                    Information contained in this form are not required to respond
                    unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan Smallwood _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Managed Account Services, LLC _____ , as

of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

BOTNARU STELLA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01B06314488
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES NOV 10, 2018



Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC (A Wholly Owned Subsidiary of Clearbrook Global Advisors, LLC)

Statement of Financial Condition
December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Managed Account Services, LLC

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Managed Account Services, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

Red Bank, New Jersey
February 22, 2017

WithumSmith+Brown, PC 331 Newman Springs Road, Suite 125, Red Bank, New Jersey 07701-6765 **T** (732) 842 3113 **F** (732) 741 7292 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Managed Account Services, LLC

Statement of Financial Condition
December 31, 2016
(in thousands)

Assets		
Cash	$	6
Receivable from Clearing Broker, including clearing deposit of $50		402
Accounts receivable, net		184
Prepaid expenses		22
Equipment, at cost (less accumulated depreciation of $41)		-
Other assets		5
Total assets	$	619
Liabilities and Member's Equity		
Liabilities		
Payable to Clearing Broker	$	105
Accounts payable and accrued expenses		16
Due to Parent and affiliates		23
Total liabilities		144
Member's Equity		475
Total liabilities and member's equity	$	619

See Notes to Financial Statements.

Managed Account Services, LLC

Notes to Financial Statements

(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies

Organization: Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook Global Advisors, LLC (the "Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with First Clearing, LLC (the "Clearing Broker"), and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting polices is as follows:

Revenue Recognition: Commissions revenue is recognized on the trade date of the underlying securities transactions. Transaction fee income is recognized when the services are delivered to the clients and are accounted for on an accrual basis. Other subscriber services income is ancillary income earned on a monthly basis to service, or execute transactions in, investor accounts.

Fair Value of Financial Instruments: The estimated fair values of the Company's short-term financial instruments, including cash, receivables, and accounts payables arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization.

Depreciation: Equipment is depreciated using the straight-line method over the useful lives of the assets.

Income Taxes: The Company, with the consent of its Parent, elected to be taxed under sections of Federal and State tax law, which provides that, in lieu of corporation income taxes, the Company's taxable income or loss is allocated to and included in the tax return of the individual member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2013.

Off- Balance Sheet Risk: In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to its Clearing Brokers for these customer accounts at December 31, 2016.

Managed Account Services, LLC

Notes to Financial Statements
(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Accounts Receivable, net: Receivables from customers are uncollateralized customer obligations due under normal trade terms. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs, collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2016.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for annual reporting periods beginning after December 15, 2016. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements.

Note 2. Transactions with Customers and Clearing Broker

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

At December 31, 2016, the Company has a liability of $105 to the Clearing Broker. The Company maintains a $50 clearing deposit with the Clearing Broker.

Note 3. Equipment

	2016
Computers and printers	$ 37
Office equipment	4
	41
Less accumulated depreciation	(41)
Equipment, net	$ -

Note 4. Commitments and Contingencies

The Parent is committed to pay rent for office space under a non-cancelable lease through September 2017 with annual rental payments subject to 3% escalation. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 5). Rent expense, which is included in occupancy and equipment expense on the statement of income, allocated to the Company was $11 for the year ended December 31, 2016.

Note 5. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and office space and other shared services. During 2016, the Parent allocated $263 of various expenses including the aforementioned $11 of rent for office space (see Note 4) to the Company pursuant to the Expense Sharing Agreement. These expenses are included in multiple line items in the statement of income. The Parent also received a member distribution of $75 in 2016.

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan, based on actual employees of the Company on a monthly basis. In 2016, $5 was allocated to and expensed by the Company related to this plan, and is included within personnel costs in the statement of income.

The Company also has transactions with affiliates of the Parent. These affiliates are wholly owned subsidiaries of the Parent.

Clearbrook Investment Consulting, LLC ("CIC") is charged a fee for its customers who hold assets with the Company through its Clearing Broker. Fee income earned by the Company from CIC was approximately $53 for the year ended December 31, 2016. There were no amounts due from CIC at December 31, 2014. CbF Advisors, LLC ("CbFA") has a revenue sharing arrangement with the Company as both companies use the same fee generation platform to generate fee income and commingling of customers are generating fee revenue for both companies. As a result, each company receives 15% of the monthly fee income generated by the other company. Fee income earned by the Company from CbFA was approximately $27 for the year ended December 31, 2016. Fees incurred by the Company to CbFA were approximately $3 for the year ended December 31, 2016. At December 31, 2015, there were no amounts due to/from CbFA.

Managed Account Services, LLC

Notes to Financial Statements
(in thousands)

Note 6. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains cash balances at a Clearing Broker which, at various times during the year, exceeded the threshold for insurance coverage provided by the Securities Investor Protection Corporation ("SIPC"). The Company does not believe that it has any substantial risk with respect to its cash.

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

During 2016, approximately 86% of revenues were derived from one unrelated third party customer and approximately 11% of revenues were derived from CIC, a related party. For the year ended December 31, 2016, $482 of revenue were as a result of these two relationships.

Note 7. Net Capital Requirements

As a registered broker and dealer in securities under the Securities Exchange Act of 1934, the Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2016, the Company had net capital of $264, which was $214 in excess of the required net capital of $50. The Company's aggregate indebtedness at December 31, 2016 was $144, and its aggregate indebtedness to net capital ratio was .54 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. For the year ended December 31, 2016, the Company was in compliance with all such requirements.

Note 8. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2016 and through the date the financial statements were issued for potential recognition or disclosure in the financial statements.

MANAGED ACCOUNT SERVICES LLC

2016 SEC Rule 15c3-3 Exemption Report

Managed Account Services, LLC ("MAS") is a SEC registered, FINRA/SIPC member broker-dealer that operates pursuant to the following exemption from SEC Rule 15c3-3, as set forth below:

> 240.15c3-3(k)2(ii): Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The firm reviewed certain documents to confirm MAS' continued reliance upon the above-referenced exemption. In particular, MAS' error accounts and bank accounts for 2016 as well as sampled customer funds and securities transferred to our clearing firm were reviewed. Furthermore, all account statements clearly identify MAS' clearing firm on a fully disclosed basis.

As a result of the review, the firm did not identify any instance wherein MAS did not comply with the requirements of this exemption.

As a result, I hereby affirm that MAS has met the exemptive provisions of Rule 240.15c3-3(k)2(ii) for fiscal year 2016..

Signed _____   Date: 3/21/17

EVAN SMALLWOOD, PRINCIPA

withum**+**

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Managed Account Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Managed Account Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

Red Bank, New Jersey
February 22, 2017

WithumSmith+Brown, PC   331 Newman Springs Road, Suite 125, Red Bank, New Jersey 07701-6765   **T** (732) 842 3113   **F** (732) 741 7292   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.